EXHIBIT H
RECENT DEVELOPMENTS
The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2007 on Form 18-K filed with the SEC on September 30, 2008, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2007, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2007.
GENERAL
     On April 14, 2008, discussions on the seventh review under the Stand-By Arrangement between the Republic and the International Monetary Fund (the “IMF”) were concluded and an agreement was reached with the authorities on a package of policies aimed at completing the seventh and final review under the Stand-By Arrangement. On May 9, 2008, the seventh review and disbursement of the remaining balance of SDR1 2.25 billion (approximately $3.65 billion at the time of the release) was approved by the IMF Executive Board, which completed the 19th Stand-By Arrangement. The Republic has not yet made a final decision on the framework for future relations with the IMF after the expiration of the Stand-By Arrangement on May 10, 2008. However, on December 15, 2008, it was announced that discussions regarding the framework for future relations with the IMF will start at the beginning of January 2009. On January 2, 2009, it was announced that the discussions will start on January 8, 2009.
     The Undersecretariat of the Turkish Treasury together with the World Bank launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS covers the period between 2008 and 2011 and is designed to provide Turkey with financial and technical support. The CPS package, which envisages total financial support of $6.2 billion, consists of both investment and program loans. On June 20, 2008, it was announced that the Executive Board of the World Bank approved the Programmatic Public Sector Development Policy Loan-II (“PPDPL-II”) with a total funding of €255.4 million (approximately $400 million) under the CPS. On December 16, 2008, it was announced that the Executive Board of the World Bank approved the Competitiveness and Employment Developments Policy Loan-II (“CEDPL-II”) with a total funding of €342.8 million (approximately $500 million) under the CPS. A total of $2 billion of funds have already been dispersed for current projects.

[1]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.519410 on January 5, 2009.

     On July 31, 2008, Standard & Poor’s revised the outlook for the Republic’s BB- foreign currency rating from negative to stable and on November 13, 2008, Standard & Poor’s revised the outlook for the Republic’s BB- foreign currency rating from stable to negative. As of July 30, 2008, the Republic’s foreign currency rating from Fitch Ratings is BB- with a stable outlook and its foreign currency rating from Moody’s is Ba3 with a stable outlook.
     On April 17, 2008, the Assembly approved a revised social security reform law (Law No. 5754), which addresses the objections raised by the Constitutional Court to the Social Insurance and General Health Insurance Law (Law No. 5510), The reform is expected to make a significant contribution to securing fiscal sustainability over the medium and long term. Law No. 5754 also establishes a new universal health insurance framework. To promote efficiency in this area, Law No. 5754 authorizes the Social Security Institution to set copayment rates for outpatient services that are differentiated between primary, secondary and tertiary levels. Law No. 5754 was approved by President Gül and published in the Official Gazette on May 8, 2008 (No. 26870).
     The Turkish social security system has recorded an increasing deficit in recent years. Social Security Institutions (“SSIs”) estimated deficit is approximately 2.94% of GDP in 2008. SSIs realized a deficit of 2.27% of GDP in 2002, 2.95% of GDP in 2003, 2.85% of GDP in 2004, 2.88% of GDP in 2005, 2.46% of GDP in 2006 and 2.92% of GDP in 2007. The low premium collection rates and the increasing rate of health and insurance expenditures are the main factors for the increasing deficit of the social security system.
     On December 27, 2008, the Assembly approved the Central Government Budget Law for 2009 (Law No. 5828). According to Law No. 5828, total central government budget expenditure target is YTL259.2 billion and total central government budget revenue target is YTL248.76 billion for year 2009. The total central government budget deficit for year 2009 is envisaged to be approximately YTL10.4 billion. Law No. 5828 was published in the Official Gazette on December 31, 2008 (No. 27097r)
     The 2008 budget was drawn up with the aim of achieving a primary surplus target for the consolidated government sector equivalent to 4.2% of GDP. However, with the announcement of the medium term fiscal framework on May 3, 2008, the primary surplus target for 2008 was reduced to 3.5% of GDP from 4.2% to accommodate recent policy initiatives such as labor market reform, local government reform and expediting investments in high yielding infrastructure projects.
     As of January 1, 2009, the prefix “new” was removed from the name of the currency of the Republic (New Turkish Lira) and the currency of the Republic will be referred to as Turkish Lira. The New Turkish Lira banknotes and coins together with the Turkish Lira banknotes and coins will be in circulation until the end of year 2009.
     Six claimants have filed claims against the Republic ranging in the amounts of $750 million to $19 billion before the International Center for the Settlement of Investment Disputes or under the United Nations Commission on International Trade Arbitration Rules alleging either that (a) they have been harmed because the SDIF’s takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments.  The Republic believes that it has meritorious defenses to all of these claims.  While the Republic does not believe that such proceedings will in aggregate have a material adverse impact on the Republic, the outcome of these arbitration proceedings is uncertain.
     On February 20, 2008, the Assembly re-approved the Foundations Law (Law No. 5555) that was originally vetoed by former President Sezer and returned to the Assembly for review of the ninth article. The new law (Law No. 5737) allows foreigners to establish new foundations in Turkey on the principle of legal and actual reciprocity. Foundations will also be able to establish economic enterprises and companies on the condition that they notify Turkey’s foundations authority. Law No. 5737 was approved by President Gül and published in the Official Gazette on February 27, 2008 (No. 26800).
     The decision of the Council of Ministers to reduce the withholding tax rate applied to income generated by Turkish residents on the sale and purchase of shares through banks and intermediary institutions from 10% to 0% was published in the Official Gazette on November 13, 2008 (No. 27053).
     On November 13, 2008, the Assembly approved a new law (Law No. 5811) that facilitates bringing certain assets, including gold, cash and securities, in to the country and/or registering such assets. Law No. 5811 also transferred the authority to increase the limit of government guarantee for deposits in the banking system from SDIF to the Council of Ministers for two years.
     On December 5, 2008, in an attempt to help banks shield themselves from the impact of the global financial crisis, the Central Bank cut reserve requirement ratios from 11% to 9% for foreign exchange liabilities; providing around $2.5 billion in extra liquidity to the financial system.
     Currently, a new Commercial Code is being discussed in Parliament. Under the proposed Commercial Code, among other things, companies would be required to prepare financial statements in accordance with International Financial Reporting Standards.
     As of January 5, 2009, at least 21 people in Turkey have tested positive for the deadly H5N1 strain of the bird flu virus (12 of which have been confirmed by the World Health Organization (the “WHO”), including 4 children who died from the disease). The most recent human case of the H5N1 strain of the bird flu virus in Turkey was reported on January 30, 2006. On January 22, 2008, a new H5N1 case in poultry was reported in the northern Black Sea region.
POLITICAL CONDITIONS
     The following table sets forth the composition of the Assembly by total number of seats as of January 5, 2009:

Political Party	Number of Seats
Justice and Development Party (AKP)	338
Republican People’s Party (CHP)	98
Nationalist Action Party (MHP)	69
Democratic Society Party (DTP)	21
Democratic Socialist Party (DSP)	13
Independents	5
Great Union Party (BBP)	1
Freedom and Solidarity Party (ODP)	1
Vacant	4	[2]

Source:	The Grand National Assembly of Turkey
     On July 25, 2008, the 13th Penal Court of Istanbul agreed to hear a case against 86 people (including two senior retired army officials, one political party leader and a number of journalists and non-governmental organization members) accused of, among other things, inciting an armed insurrection, aiding a terrorist group and plotting to overthrow the government. The first hearing was held on October 20, 2008 and the case is still under review by the 13th Penal Court of Istanbul.
     On March 29, 2009, elections for local governments will be held in the Republic. The next general election is expected to be held on July 2011.
KEY ECONOMIC INDICATORS
•	On March 8, 2008 the Turkish Statistical Institute (“TURKSTAT”) announced a revision to the national accounts. Revised national accounts represent major improvements in methodology, coverage, consistency and international comparability of Turkey’s macro-economic statistics. The primary reason for the revision is the extension of coverage and improvement in the methodology. The revision to national accounts is a step toward convergence to the European System of Accounts (“ESA-95”) which is a more comprehensive methodology and includes an integrated set of national accounts.

[2]	The four vacant seats were held by three recently deceased members of the Assembly and President Gül who resigned from his parliamentary seat.

•	As a result of the revision, TURKSTAT picked 1998 as the new base year for national income calculations, replacing the former base of 1987, and included new areas of the economy (including a broader range of manufacturing companies, participation banks (Islamic financial institutions) and internet service providers) in its national income calculations. As a result of these changes, GDP for 2006, calculated with a 1998 base year and with new areas of economy included, was 31.6% higher in current prices compared to GDP for the same year calculated under the old methodology with a 1987 base year. According to the new calculations, the number of companies in Turkey employing 10 people or more rose to 27,813 from a previous number of 11,293. Following the revision to the national accounts, the GNP figures are no longer published as of the third quarter of 2007.
•	In the third quarter of 2008, GDP (at constant prices) grew by an estimated 0.5% compared to the same period in 2007. In the second quarter of 2008, GDP (at constant prices) grew by an estimated 2.3% compared to the same period in 2007. In the first quarter of 2008, GDP (at constant prices) grew by an estimated 6.7% compared to the same period in 2007. Annual GDP (at constant prices) in 2007 increased by 4.6%.
•	For the month of December 2008, CPI decreased by 0.41% and PPI decreased by 3.54%.
•	The Republic’s CPI and PPI in December 2008 increased by 10.06% and 8.11%, respectively, compared to the same month of the previous year. The official CPI year-end target for 2007 was 4%. The official CPI year-end target for 2008 is 4%. Annual inflation remained at high levels in 2007 due, in large part, to the rise in unprocessed food prices and an increase in the price of tobacco products. In the second quarter of 2008, owing to factors mainly beyond the control of monetary policy, such as increases in food, energy and administered prices (which are prices determined by the government), annual CPI was recorded as 10.61%. This exceeded the upper limit of the uncertainty band for CPI for the second quarter of 2008 which was set at 8.5%. The Central Bank has stated that it expects to respond with adjustments in monetary policy in order to be able to achieve and maintain price stability in the medium term by, for example, lowering its overnight borrowing rate as discussed below. In the last quarter of 2008, ongoing problems in international credit markets and the global economy continue to restrain both the domestic and external demand for an extended period, putting downward pressure on inflation. Moreover, the developments in oil and other commodity prices are also putting downward pressure on inflation.
Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2009

	March	June	September	December
Uncertainty Band (Upper Limit)	11.70	10.80	10.50	9.50
Path Consistent with the Target	9.70	8.80	8.50	7.50
Uncertainty Band (Lower Limit)	7.70	6.80	6.50	5.50

•	On January 5, 2009, the Central Bank foreign exchange buying rate for U.S. dollars was YTL1.5253 per U.S. dollar, compared to an exchange buying rate of YTL1.1566 per U.S. dollar on January 4, 2008.
•	On December 17, 2008, the Government offered an interest rate of 18.53% for the 18-month Government Bond, compared to an interest rate of 16.44% for the 20-month Government Bond on December 12, 2007.
•	The industrial production index decreased by 8.5% in October 2008 compared to October 2007 (year on year).
•	The following table indicates unemployment figures for 2007-2008:

		Number of
2007	Unemployment rate	unemployed
January	11%	2,675,000
February	11.4%	2,760,000
March	10.4%	2,562,000
April	9.8%	2,450,000
May	8.9%	2,265,000
June	8.8%	2,285,000
July	8.8%	2,296,000
August	9.2%	2,383,000
September	9.3%	2,405,000
October	9.7%	2,458,000
November	10.1%	2,350,000
December	10.6%	2,436,000

		Number of
2008	Unemployment rate	unemployed
January	11.3%	2,567,000
February	11.6%	2,642,000
March	10.7%	2,496,000
April	9.6%	2,293,000
May	8.9%	2,164,000
June	9.0%	2,237,000
July	9.4%	2,353,000
August	9.8%	2,439,000
September	10.3%	2,548,000

Source:	TURKSTAT
•	On May 30, 2007, it was announced that wage increases for public sector workers would be based on the actual inflation rate instead of a targeted inflation rate of 4%. On June 26, 2007, it was announced that the wages of public sector workers were increased by 10% in 2007 and were increased by 3% for each six-month period in 2008. The wages of civil servants were increased by 4% on average in the first half of 2008. The wages of civil servants would be increased by 3.96% on average in the second half of 2008. On August 16, 2008, it was announced that the wages of civil servants were increased by 8.4% on average effective from August 2008. On August 30, 2008, it was announced that the wages of civil servants will be increased by 8.7% on average in 2009 (consisting of 4% increase effective from January 1, 2009 and a further increase of 4.5% effective from July 1, 2009).
•	On June 3, 2008, it was announced that the inflation target rates for years 2009 and 2010 were revised upwards due to the risks posed by rising food and energy prices to the medium term inflation outlook. The inflation target rates for years 2009 and 2010 were revised to 7.5% and 6.5% respectively and the inflation target rate for year 2011 was set at 5.5%.
In its regular meeting held on December 18, 2008, the Monetary Policy Committee (“MPC”) decided to lower its short-term interest rates (policy rates) at the Central Bank Interbank Money Market and the Istanbul Stock Exchange Repo-Reverse Repo Market. As of January 5, 2009, the Central Bank overnight borrowing interest rate remained 15.00%, and the Central Bank overnight lending interest rate was 17.50%. In its previous meeting, held on November 19, 2008, the MPC decided to lower its short-term interest rate from 16.75% to 16.25%.

TOURISM
•	From January to October 2008, net tourism revenues (according to the balance of payments presentation) increased by approximately 21.18% to approximately $16.7 billion from approximately $13.8 billion during the same period in 2007.
•	From January to November 2008, the number of foreign visitors visiting the Republic increased by approximately 13.10% to approximately 25,245,301 foreign visitors, as compared to approximately 22,321,988 foreign visitors during the same period in 2007.
FOREIGN TRADE AND BALANCE OF PAYMENTS
     Between January and October 2008, the trade deficit (according to the balance of payments presentation) increased by approximately 28.4% to approximately $48.9 billion, as compared to approximately $38.1 billion in the same period in 2007. Between January and October 2008, total goods imported (c.i.f.3), including gold imports, increased by 29.9% to approximately $178.4 billion, as compared to approximately $137.3 billion during the same period in 2007. The increase in imports was primarily driven by the demand for capital goods, intermediate goods and consumption goods. Between January and November 2008, capital goods, which are used in the production of physical capital, increased by approximately 7.9% over the same period in 2007. Between January and November 2008, intermediate goods, such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 27.9% over the same period in 2007. Between January and November 2008, consumption goods increased by approximately 19.9% over the same period in 2007. Between January and October 2008, the current account deficit (“CAD”) increased by approximately 28.7% over the same period in 2007, from approximately $29.7 billion to approximately $38.2 billion.
     As of December 26, 2008, total gross international reserves of the Central Bank were approximately $73.34 billion (compared to $74.0 billion as of December 28, 2007), gold reserves were approximately $3.27 billion (compared to $2.76 billion as of December 28, 2007) and the Central Bank gross foreign exchange reserves were approximately $70.07 billion (compared to approximately $71.3 billion as of December 28, 2007).
     As of December 30, 2008, the Central Bank held approximately YTL2.7 billion in public sector deposits.
PUBLIC FINANCE AND BUDGET

[3]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.

•	In November 2008, the central consolidated government budget expenditures were approximately YTL21.37 billion and central government budget revenues were approximately YTL17.99 billion, compared to a consolidated budget expenditure of approximately YTL16.18 billion and a consolidated budget revenue of YTL18.74 billion during the same period in 2007.
•	In November 2008, the central government budget deficit was approximately YTL3.38 billion, compared to a consolidated budget surplus of YTL2.56 billion during the same period in 2007.
•	In November 2008, the central government budget primary surplus reached approximately YTL2.05 billion, compared to the central government budget primary surplus of YTL4.83 billion during the same period in 2007.
•	From January to November 2008, the central government budget expenditures were approximately YTL202.0 billion and central government budget revenues were approximately YTL193.7 billion, compared to a consolidated budget expenditure of approximately YTL184.4 billion and a consolidated budget revenue of YTL174.7 billion during the same period in 2007.
•	From January to November 2008, the central government budget deficit was approximately YTL8.2 billion, compared to a consolidated budget deficit of YTL9.7 billion during the same period in 2007.
•	From January to November 2008, the central government budget primary surplus reached approximately YTL40.5 billion, compared to the central government budget primary surplus of YTL37.2 billion during the same period in 2007.
     On December 29, 2008, the Republic announced its 2009 financing program. According to the 2009 financing program, the Republic expects to repay (including principal and interest) a total of approximately YTL153.9 billion of debt in 2009, of which approximately YTL135.1 billion constitutes domestic debt and approximately YTL18.7 billion constitutes external debt. The total borrowing target for the Republic in 2009 is approximately YTL117.4 billion, of which approximately YTL105.1 billion would consist of domestic borrowing and approximately YTL12.2 billion would consist of external borrowing. Other sources of funds in 2009 are expected to consist of primary surplus (which is targeted to yield YTL28.5 billion on a cash basis), collections from guaranteed receivables (which are targeted to yield YTL0.5 billion) and other sources including privatization revenues and revenues from the SDIF (which are targeted to yield YTL7.5 billion).
     On May 3, 2008, a medium term fiscal framework that covers the period between 2008 and 2012 was announced. Under this framework, medium term public debt stock to GDP targets and primary surplus targets were announced. While forming this framework, recent policy initiatives such as labor market reform, local government reform and expediting investments in high yielding infrastructure projects such as the Southeastern

Anatolian Project4 were taken into account. With this framework the Government announced that it had reduced the primary surplus target for 2008 to 3.5% of GDP from 4.2%. The primary surplus is expected to gradually decrease to 2.4% by 2012. Also, the debt to GDP ratio is expected to decline from 37% in 2008 to 30% in 2012.
PRIVATIZATION
     The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.Ş. (“Turk Telekom”), TEKEL, Turk Hava Yolları A.O. (“Turkish Airlines”), sugar factories, electricity generators/distributors, bridges and ports, toll roads and national lottery.
     Regarding the block sale of 100% of the shares of three electricity distribution companies, namely, Başkent Elektrik Dagitim A.Ş., Sakarya Elektrik Dagitim A.Ş. and Istanbul Anadolu Yakasi Elektrik Dagitim A.Ş., each operating in a different region, the bidding deadline for the privatization was initially announced as December 15, 2006 but was then postponed to January 19, 2007. On January 9, 2007, it was announced that the tenders for the three electricity distribution companies were postponed to a future date for the purpose of dispelling uncertainties in post-privatization investments and completing ongoing investment projects in these companies. The final bidding date for the Başkent and Sakarya Elektrik Dagitim A.Ş. was announced as June 10, 2008. On April 22, 2008, it was announced that the tender for the privatization of Istanbul Anadolu Yakasi Elektrik Dagitim A.Ş. was cancelled. On April 30, 2008, the last bidding date for the privatization of two other distribution companies, namely Meram Elektrik Dagitim A.Ş. and Aras Elektrik Dagitim A.Ş., was announced as July 15, 2008 and then postponed to September 15, 2008. The final negotiations for the Meram and Aras Elektrik Dagitim A.Ş. were held on September 25, 2008 and it was announced that Alsim-Alarko submitted the highest bid for Meram Elektrik Dagitim A.Ş. of $440 million and Kiler submitted the highest bid for Aras Elektrik Dagitim A.Ş. of $128.5 million. On July 1, 2008, it was announced that the consortium of Ak Enerji and CEZ won the tender for Sakarya Elektrik Dagitim A.Ş with a bid of $600 million and the consortium of Sabanci Holding and Verbund won the tender for the Başkent Elektrik Dagitim A.Ş with a bid of $1.225 billion. On September 19, 2008, it was announced that the Privatization High Council (“PHC”) approved the privatizations of Sakarya and Başkent Elektrik Dağıtım A.Ş. The privatization process of the remaining 15 electricity distribution companies is still pending.
     On February 8, 2007, it was announced that the PHC decided to privatize 51% of the shares of Petkim Petrokimya Holding A.Ş. (“Petkim”), a petrochemical corporation,

[4]	The Southeastern Anatolia Project (GAP) is a multi-sector, integrated regional development effort based on sustainable development. The objectives of the project include the improvement of living standards and income levels so as to reduce regional development disparities and contribute to such national goals as social stability and economic growth through the enhancement of productivity and employment opportunities in rural areas. The project covers nine administrative provinces, namely, Adiyaman, Batman, Diyarbakir, Gaziantep, Kilis, Mardin, Siirt, Sanliurfa and Sirnak.

through a block sale. On March 16, 2007, the Privatization Administration announced the tender for the block sale of 51% of the shares of Petkim. The bidding deadline for the privatization was announced as June 15, 2007. On June 7, 2007, it was announced that the bidding deadline for the privatization of Petkim was extended to June 25, 2007. On July 5, 2007, it was announced that the consortium of TransCentralAsia Petrochemical Holding made the highest bid of $2.05 billion and the consortium of Socar-Turcas-Injaz made the second highest bid of $2.04 billion for 51% of the shares of Petkim. On October 16, 2007, it was announced that the tender committee decided to submit the consortium of Socar-Turcas-Injaz’s offer to the Competition Board for approval. There was no official announcement as to why the second highest bid was selected rather than the first highest bid. On November 9, 2007, it was announced that the Competition Board authorized the sale of Petkim to Socar-Turcas-Injaz. On November 22, 2007, the PHC approved the sale of Petkim to Socar-Turcas-Injaz. On December 27, 2007, it was announced that the Council of State suspended the sale of Petkim to Socar-Turcas-Injaz, ruling that the privatization of Petkim does not provide for public benefit. On March 19, 2008, it was announced that the Council of State rejected the case against the cancellation of the privatization of Petkim. On May 30, 2008, it was announced that the block sale agreement was signed and the transfer of Petkim to Socar-Turcas-Injaz for $2.04 billion was finalized. On December 25, 2008, the Council of State approved the sale of Petkim.
     On October 9, 2007, the PHC’s decision on the privatization of Türkşeker A.Ş. (Turkish Sugar Factories A.Ş.) and the privatization of SUMERHALI (a carpet firm) was published in the Official Gazette (No. 26668). According to the PHC’s decision, Türkşeker A.Ş will be privatized through a sale of assets. The PHC also decided that SUMERHALI will be privatized through a sale of its assets.
     On November 16, 2007, the Privatization Administration announced the tender for the privatization of 33.5% of the shares of NITRO-MAK (a producer of emulsion type explosives) owned by Sumer Holding A.Ş. through an asset sale. The bidding deadline for this privatization was announced as December 13, 2007. Two bids were received for this privatization. The consortium of Altay Endüstri Yatırımları ve Ticaret A.Ş., Altay Kollektif Şirketi, M. Murat DURAL ve Ortağı, ANG Ali Nihat Gökyiğit Yatırım Holding A.Ş.,VİEM Ticari ve Sanayi Yatırımları Ltd. Şti. submitted the highest bid of $19.6 million. The PHC approved the sale of NITRO-MAK on March 12, 2008.
     On November 23, 2007, the Privatization Administration announced the tender for the privatization of Barit (a mineral grinding plant) through an asset sale. Barit is currently owned by Sumer Holding A.Ş. The bidding deadline for this privatization was January 3, 2008. Four bids were received for this privatization. AS Çimento Sanayi ve Ticaret A.Ş. submitted the highest bid of $5.6 million. The PHC approved the sale of Barit on June 10, 2008.
     On February 20, 2008, the Privatization Administration announced the tender for the privatization of the Bandırma Port and Samsun Port through the transfer of operational rights for 36 years. These ports are currently owned by Turkish State Railways

(“TCDD”). The bidding deadline for this privatization was April 22, 2008. Eighteen bids were received for this privatization. The final negotiations for the privatization tenders for both Bandırma and Samsun Ports were completed on May 16, 2008. The highest bid for Bandırma Port was by Çelebi Ortaklık Girişim Grubu for $175.5 million and the highest bid for Samsun Port was by Ceynak Lojistik Ticaret A.Ş. for $125.2 million. These privatizations were approved by the PHC on September 19, 2008.
     On July 3, 2007, the PHC approved the transfer of operational rights of the Izmir Port (for a consideration of $1.3 billion) and the related decision was published in the Official Gazette dated July 4, 2007 (No. 26572). However, on February 28, 2008, it was announced that the Council of State suspended the sale of Izmir Port. On October 13, 2008, it was announced that the Council of State rejected the bid by a trade union to cancel the privatization of Izmir Port.
     On July 16, 2008, the Privatization Administration announced the tender for selecting the advisor to the privatization of the power stations of Elektrik Üretim A.Ş.
     On August 19, 2008, it was announced that the Council of State has suspended the privatization of nine toll-roads and two Bosphorus bridges, claiming that the existing legal framework does not allow for privatizations of these assets.
     On September 24, 2008, Privatization Administration announced the tender for the privatization of a portfolio consisting of five sugar factories, namely Kars, Erciş, Ağrı, Muş and Erzurum Sugar Factories, through sale of assets. The deadline for the final bidding was November 27, 2008. However, the tender for the five sugar factories was cancelled on November 28, 2008 due to a lack of bids.
     On November 5, 2008, the Privatization Administration announced the tender for the privatization of the Turkish national lottery. The bidding deadline for this privatization is February 27, 2009.
     On November 25, 2008, the Privatization Administration announced the tender for the privatization of 51% of the shares of Cyprus Turkish Tobacco Processing Industry Ltd. The bidding deadline for this privatization was first announced as December 15, 2008 but then postponed to February 27, 2009.
     On December 22, 2008, the Privatization Administration announced the tender for the privatization of 56.1% of the shares of Doğusan Boru Sanayi ve Ticaret A.Ş., a pipe production company, The bidding deadline for this privatization is February 26, 2009.
BANKING SYSTEM
     As of January 6, 2009, there have not been any bank takeovers due to the ongoing global financial crisis. The most recent takeover occurred on July 3, 2003 and involved İmarbank. As of January 6, 2009, the Savings and Deposit Insurance Fund (“SDIF”) had taken over 22 private banks since 1997.

     The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF. As of May 14, 2008, the SDIF had already signed protocols with 17 former owners of failed banks regarding the settlement of their debts to the SDIF. The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF.
     On February 6, 2008, SDIF signed a supplementary protocol with Toprak Group. Under this protocol, SDIF discounted some of Toprak Group’s debt as Toprak Group made early repayment of $363 million to SDIF.
     On October 4, 2007, it was announced that SDIF would sell ATV-Sabah Group (a media firm) and the final date for prequalification was set as October 15, 2007. On October 11, 2007, it was announced that the tender schedule for this sale was postponed and the deadline for prequalification was postponed to November 9, 2007 due to demands from investors and Bayram (a religious holiday). On October 30, 2007, it was announced that the deadline for prequalification was postponed from November 9, 2007 to November 19, 2007, again, due to demands from investors. On December 5, 2007, only one firm, Çalık Group, submitted a bid of $1.1 billion, the minimum price for the assets, and the tender committee accepted the bid. On December 6, 2007, it was announced that SDIF approved the bid of $1.1 billion for ATV-Sabah and submitted the bid to the Competition Board and the Radio and Television Supreme Board (“RTÜK”) for their approval. The sale of ATV-Sabah was approved by the Competition Board on January 10, 2008 and by the RTÜK on February 7, 2008. On February 21, 2008, the SDIF Board approved the sale of ATV-Sabah.
     On January 25, 2008, SDIF signed a protocol with Deniz A.Ş., the legal representative of EGS Group. Debt of EGS Bank A.Ş. is envisioned to be liquidated in 12 years. Under this protocol, the company’s assets will be sold after the market value of these assets has increased and/or the collection of revenues has increased as much as possible until sale of the company.
     On February 22, 2008, it was announced that SDIF had taken over Yasemin Turizm ve Ticaret A.Ş. to collect losses which were incurred by İnterbank A.Ş.
     On March 9, 2008, it was announced that SDIF would sell the media companies under the control of Erol Aksoy Group.
     On September 23, 2008, it was announced that SDIF and Çukurova Group is continuing discussion regarding the repayment of debts of Interbank to SDIF. According to the announcement, a broad agreement was reached and a total of $400 million is expected to be repaid by the Çukurova Group.

DEBT
     The Central Government’s total domestic debt stock was approximately YTL273.8 billion as of November 2008, compared to approximately YTL256.9 billion as of November 2007.
     In November 2008, the average maturity of Turkey’s domestic borrowing was 33.9 months, compared to 24.3 months in November 2007. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was 21.4% in November 2008, compared to 16.2% in November 2007.
     The total gross outstanding external debt of the Republic was approximately $289.3 billion (at then-current exchange rates) at the end of the third quarter of 2008. The total gross outstanding external debt of the Republic was approximately $247.4 billion (at then-current exchange rates) at the end of 2007.
     Since January 1, 2008, the Republic has issued the following external debt:
•	$1 billion of global notes on January 15, 2008, which mature on April 3, 2018, and have a 6.75% annual interest rate;

•	$1 billion of global notes on March 5, 2008, which mature on March 5, 2038, and have a 7.25% annual interest rate;

•	$500 million of global notes on June 24, 2008, which mature on March 15, 2015 and have a 7.25% annual interest rate; and

•	$1.5 billion of global notes on September 11, 2008, which mature on March 11, 2019 and have a 7.0% annual interest rate.
INTERNATIONAL RELATIONS
     As a result of the continuing violence and civil unrest in Iraq, neighboring countries, including the Republic, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. The Republic continues to be affected by the consequences of conflicts in other countries in the Middle East, including Iraq, and most recently the conflict between Israel and Palestine, and has been the victim of various isolated terrorist attacks.
     On October 17, 2007, the Parliament authorized the government to engage in possible cross-border military operations in northern Iraq for a one year period. On November 2007, the government gave authorization to the Turkish Army for possible cross-border military operations in northern Iraq and the first operation was executed in December 1, 2007. As of January 5, 2009, the Republic had executed sixteen air strike operations. On

February 22, 2008, the Turkish army launched a ground operation in northern Iraq which was completed on February 29, 2008. The Republic has cooperated with Iran by sharing information on certain of these military strikes into northern Iraq. Following the start of the new legislative year, on October 8, 2008, Parliament renewed the government’s authorization for possible cross-border military operations in northern Iraq for another one-year period, starting from October 17, 2008. On November 19, 2008, U.S., Iraqi and Turkish officials held three-way talks in Baghdad and agreed that their joints efforts should be more active in confronting the Kurdish Workers’ Party (the “PKK”), which is recognized as a terrorist organization by a number of states and organizations, including the Republic.
     Regarding the EU accession process, on March 29, 2007, negotiations on the “Enterprise and Industrial Policy” chapter (Chapter 20) were opened. This is the second chapter to be negotiated since the official opening of membership talks in October 2005. The conclusion of the chapter is subject to two benchmarks. Chapter 20 will not be provisionally closed unless the Republic meets its obligation to implement the customs union protocol and provides the EU Commission with a revised comprehensive industrial policy strategy aimed at strengthening the Republic’s industrial competitiveness. Moreover, Position Papers on the “Education and Culture” (Chapter 26), “Economic and Monetary Policy” (Chapter 17), “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were submitted by the Republic and the position of the EU regarding the “Education and Culture” and “Economic and Monetary Policy” chapters have not yet been announced. On June 26, 2007, negotiations on the “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were opened. The conclusion of negotiations of these chapters is conditional on satisfying two and five benchmarks respectively. Recently, a Position Paper on “Consumer and Health Protection” (Chapter 28) was submitted by the Republic and the position of the EU regarding this chapter is being awaited. On December 19, 2007, negotiations on the “Consumer and Health Protection” (Chapter 28) and “Trans-European Networks” (Chapter 21) chapters were opened. The conclusion of these chapters is conditional on satisfying one and five benchmarks respectively. On June 17, 2008, negotiations on the “Company Law” (Chapter 6) and “Intellectual Property Law” (Chapter 7) chapters were opened (both with closing benchmarks). On December 19, 2008, negotiations on the “Free Movement of Capital” (Chapter 4) and “Information Society and Media” (Chapter 10) were opened. In total, the Republic has ten chapters that have been opened for negotiation since the official opening of membership talks in October 2005, one of which (“Science and Research” Chapter (No. 25)) has been provisionally closed.
     On January 6, 2009, Russia halted the supply of natural gas to Ukraine after the two countries failed to resolve a contract dispute relating to payment terms for gas. Russian gas supplies to Turkey from a western pipeline passing through Ukraine have also been halted. As a result, the Republic has increased the supplies of Russian gas delivered via the Blue-Stream pipeline, which passes under the Black Sea, and will begin discussion with Iran on increasing supplies from that country.

     On November 5, 2008, the European Commission released the 2008 Progress Report on the Republic’s course of accession into the EU. Among its conclusions, the Progress report notes that although the Republic continues to sufficiently fulfill the Copenhagen political criteria, further efforts are needed in some areas, particularly concerning political reforms, reform of the constitution and the judiciary reform. The Progress Report points out that the Turkish economy continued to perform well, although growth fell below potential due to a slowdown in domestic demand. The Republic has made progress in aligning with the EU’s legal order in many areas, in particular in chapters Trans-European networks, energy and science and research, as well as in the area of financial control. The Republic’s alignment is advanced in some areas, such as free movement of goods, intellectual property rights, enterprise and industrial policy, anti-trust policy, consumer and health protection, science and research, energy. However, alignment needs to be pursued in certain other areas such as agriculture, fisheries, veterinary and phytosanitary policies, state aid, justice and home affairs, social policies, cultural diversity and employment. The Progress Report notes that negotiations in eight chapters relevant to the Republic’s restrictions regarding the Greek Cypriot Administration will not be opened and no chapter will be provisionally closed (after December 2006) until the EU determines that the Republic has fully implemented the Additional Protocol and the Association Agreement, which relate to access to Turkish ports for Greek Cypriot planes and vessels.
     On July 25, 2008, it was announced that Turkish Cypriot leader Mehmet Ali Talat and the Greek Cypriot leader Demetris Christofias will launch comprehensive reunification talks on September 3, 2008. The sides have come together in regular meetings since then, with no concrete solution being reached yet.
     On August 18, 2008, it was announced that the process for the preparation of the Third National Program of Turkey for the Adoption of the EU Acquis Communautaire has been commenced. The National Program, which outlines the proposed Government actions over the next four years and includes a number of legislative and regulatory changes, including constitutional amendments, which aims to put the Republic closer to harmonizing its laws with those of the European Union was published on December 31, 2008, in the Official Gazette (No.27097).
     Positive steps have been taken by the governments of Turkey and Armenia to improve relations between these two countries. Upon the invitation of the Armenian President Serj Sarkisyan, Turkish President Abdullah Gul visited Armenia in September 2008, becoming the first Turkish leader to visit Armenia.